6/10.

02034783

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cadre Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 2911 FISCAL YEAR 10-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6-13-02

82-2911

CADRE RESOURCES LTD.

P.O. Box 78
Christina Lake, B.C.
V0H 1E0

Tel: (250) 447-6641

AR/S
10-31-01

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of CADRE RESOURCES LTD. (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2 on **Thursday, June 20, 2002** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive and consider the Report of the Directors to the Members.

2. To receive and consider the financial statements of the Company and its subsidiaries for the fiscal period ended October 31, 2001 and the report of the auditor thereon.

3. To elect directors to hold office until the close of the next Annual General Meeting.

4. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting and to authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C., during normal business hours up to **June 20, 2002,** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed **May 13, 2002** as the record date for the determination of the members entitled to receive this Notice.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 13th day of May, 2002.

BY ORDER OF THE BOARD
CADRE RESOURCES LTD.

"R. Page Chilcott"

R. Page Chilcott, President

p:\clients\1-sedar\cadre\am\2002\csl-nom.doc

CADRE RESOURCES LTD.
P.O. Box 78
Christina Lake, B.C. V0H 1E0

PROXY CIRCULAR

As at May 7, 2002
unless otherwise noted

SOLICITATION OF PROXIES

This Proxy Circular is furnished in connection with the solicitation of proxies by the management of CADRE RESOURCES LTD. (the "Corporation"), at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Corporation's management. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR
(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Corporate Trust Department, 510 Burrard Street, Vancouver, B.C., V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

Pursuant to Section 148(4) of the Canada Business Corporations Act (the "Act"), a shareholder who has given a proxy may revoke it by an instrument in writing by the shareholder or by his attorney in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the office of Computershare Trust Company of Canada, Corporate Trust Department, or to the registered office of the Corporation, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Proxy Circular, the management of the Corporation knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Corporation since the commencement of the Corporation's last completed financial year;
(b) any proposed nominee for election as a director of the Corporation; and
(c) any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"). 8,971,715 Common Shares were issued and outstanding as of the date hereof.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Corporation fixed **May 13, 2002** as the record date for the determination of the shareholders entitled to receive notice of and vote at the meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Sand Bay Overseas Ltd.[1]	1,000,000 Common	11.15%

(1) Borys Rafalowicz is the only person who has a greater than 10% beneficial interest in Sand Bay Overseas Ltd., a non-reporting company.

ELECTION OF DIRECTORS

The persons named in the following table are proposed by management for election as directors of the Corporation. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE CORPORATION HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	**Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[(2)]**	**First and Present Position with the Corporation[(1)]**	**Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[(3)]**
Stanley L. Sandner Canada	Geologist, Chairman, Chief Executive Officer and Director of the Corporation	Chairman, Chief Executive Officer (Jan.11/1995 to date) and Director (Jan.5/1995 to date)	40,000
R. Page Chilcott[(4)] Canada	President and Director of the Corporation	Director, Jan.5/1995 to date; President, Mar.13/1995 to date	13,700[(5)]
David R. Hagler[(4)] U.S.A.	Vice-President, Hagler Systems, 1998 to date	Director, Apr.20/2001 to date	10,000
Carlos Bacalao, Römer Venezuela	Lawyer	Director, Apr.12/1996 to date	Nil
Marcello M. Veiga[(4)] Canada	Assistant Professor, Department of Mining and Mineral Process Engineering, University of British Columbia	Nominee	Nil

(1) For the purposes of disclosing positions held in the Corporation, "Corporation" shall include the Corporation and a parent or subsidiary thereof.
(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3) Securities beneficially owned by directors is based on information furnished to the Corporation by the nominees.
(4) Member of Audit Committee.
(5) 9,200 of these shares are registered in the name of RPC Holdings Ltd., a private company controlled by R. Page Chilcott.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

Incentive stock options may be granted to directors and employees of the Company in accordance with the policies of the TSX Venture Exchange (the "Exchange"). In summary, the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options will not exceed 10% of the issued shares of the Company (as to a maximum of 5% with respect to any one individual) at the time of granting. The exercise price per share will not be lower than the last closing price of the Company's shares on the Exchange at the time of grant, less the applicable discount, and will not otherwise be less than $0.10 per share. A four-month hold period on all stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

(b) Granting of Options

During the most recently completed financial year (November 1, 2000 to October 31, 2001) (the "Financial Period") and subsequent thereto, the Corporation granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consider-ation received for Options	Exercise Price Per Share	Expiry Date
Stanley L. Sandner	Feb.02/2001	80,000	Nominal	$0.20	Feb.02/2006
R. Page Chilcott	Feb.02/2001	80,000	Nominal	$0.20	Feb.02/2006
Campbell H. Pearson(1)	Feb.02/2001	80,000	Nominal	$0.20	Feb.02/2006
Stanley L. Sandner	May 25/2001	225,000	Nominal	$0.15	May 25/2006
R. Page Chilcott	May 25/2001	50,000	Nominal	$0.15	May 25/2006
Campbell H. Pearson(1)	May 25/2001	55,000	Nominal	$0.15	May 25/2006
Carlos Bacalao, Römer	May 25/2001	45,000	Nominal	$0.15	May 25/2006

(1) Resigned effective as of December 19, 2001.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the directors and number of shares held in the Company.

(c) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value(1)
150,000	$0.20	May 17/2001	$0.10(2)	$15,000

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.
(2) Closing price on May 22, 2001, being the first day on which the shares of the Company traded after May 17, 2001.

(d) Summary of Number of Securities under Option

In summary:

(i) Incentive stock options to purchase 615,000 common shares without par value were granted during the Financial Period, all of which were granted to insiders.
(ii) As at the date hereof, incentive stock options to purchase up to a total of 525,000 common shares are outstanding, all of which pertain to insiders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Corporation or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Corporation (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Corporation has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Reference is made to the heading "Incentive Stock Options ".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Corporation proposes to nominate Davidson & Company, Chartered Accountants, of 1270-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of the Corporation to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Davidson & Company was first appointed auditor of the Corporation on February 5, 2001.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Corporation or a subsidiary thereof save and except the following:

By agreement made as of January 5, 1995 between the Company and RPC Holdings Ltd. ("RPC"), RPC agreed to provide management and administrative services to the Company for an initial term of one year at the rate of $2,500 per month, plus expenses, for the first three months and at the rate of $3,500 per month, plus expenses, for the remaining nine months. By resolutions of the directors, the aforesaid rate was increased to $5,500 per month, plus expenses, effective as of April 1996 on a month-to-month basis. RPC is a non-reporting company, controlled as to 50% by R. Page Chilcott, the President and a director of the Company, and as to 50% by his wife, Sally Chilcott.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Proxy Circular have been approved in substance and its mailing has been authorized by the directors of the Corporation pursuant to consent resolutions passed as of April 29, 2002.

BY ORDER OF THE BOARD
CADRE RESOURCES LTD.

"R. Page Chilcott"

R. Page Chilcott, President

Schedule "A" to the Proxy Circular of
CADRE RESOURCES LTD. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Proxy Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

   (i) the Chair of the Corporation, if that individual performed the functions of the office on a full-time basis;
   (ii) a Vice-Chair of the Corporation, if that individual performed the functions of the office on a full-time basis;
   (iii) President of the Corporation;
   (iv) a Vice-President of the Corporation in charge of a principal business unit, division or function such as sales, finance or production; or
   (v) an officer of the Corporation or any of its subsidiaries or any other person who performed a policy-making function in respect of the Corporation

whether or not the individual was also a director of the Corporation or any of its subsidiaries.

(c) "Named Executive Officers" means:

   (i) each CEO, despite the amount of compensation of that individual;
   (ii) each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and
   (iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

<u>Executive Compensation</u>

The following table sets forth, for each of the Corporation's three most recently completed financial years, the compensation of the Chairman and Chief Executive Officer and the President of the Corporation (the "Named Executive Officers"). No persons earned in excess of $100,000 per annum during such periods..

Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)	Securities Under Options/ SARs(3) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	
R. Page Chilcott, President	1999	Nil	n/a	n/a	10,000	Nil	Nil	$66,000[(5)]
	2000	Nil	n/a	n/a	95,000	Nil	Nil	$66,000[(5)]
	2001	Nil	n/a	n/a	130,000	Nil	Nil	$66,000[(5)]
Stanley L. Sandner Chairman and CEO	1999	Nil	n/a	n/a	65,000	Nil	Nil	$79,920[(6)]
	2000	Nil	n/a	n/a	30,000	Nil	Nil	$79,920[(6)]
	2001	Nil	n/a	n/a	305,000	Nil	Nil	$79,920[(6)]

(1) November 1 to October 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) Pursuant to the terms and conditions of a Consulting Agreement, dated January 5, 1995, as extended, between the Company and RPC Holdings Ltd., a non-reporting company controlled as to 50% by R. Page Chilcott and as to 50% by his wife, Sally Chilcott.
(6) Payable to Samarina Management Consultants, a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Company, is a beneficiary.

<u>Options and Stock Appreciation Rights ("SARs")</u>

The following table sets forth details of incentive stock options granted to the Named Executive Officers during the most recently completed financial year (November 1, 2000 to October 31, 2001) (the "Financial Period"):

Name	Securities under Options/SARs granted (#)	Percentage of Total Options/SARs granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
R. Page Chilcott	80,000	13.01%[(1)]	$0.20	$0..09	Feb.02/2006
	50,000	8.13%[(1)]	$0.15	$0.14	May 25/2006
Stanley L. Sandner	80,000	13.01%[(1)]	$0.20	$0..09	Feb.02/2006
	225,000	36.59%[(1)]	$0.15	$0.14	May 25/2006

(1) Reflected as a percentage of the total number of options to purchase common shares granted and/or subject to repricing (615,000) during the Financial Period.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(2)	Number of Unexercised Options/SARs at Oct.31, 2001 Exercisable/ Unexercisable	Value of Unexercised in-the-money(1) Options/SARs at Oct.31, 2001 Exercisable/ Unexercisable
R. Page Chilcott	50,000	($30,000)	45,000/Nil	($27,000)/Nil
Stanley L. Sandner	50,000	($30,000)	Nil/Nil	Nil/Nil

(1) "In-the-money" means the excess of the market value of the common shares of the Company on October 31, 2001 ($0.14) over the base price of the options ($0.20).

(2) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Pension Plan

The Corporation does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Corporation or any of its subsidiaries, with respect to the Named Executive Officer.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company to the directors of the Company, other than the Chief Executive Officer (the "Other Directors"), or the Company's subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts

save and except as set forth below and as otherwise herein set forth.

Accrued fees in the amount of $96,910 are due and payable to Aaland Management Corp., a private company controlled by Campbell H. Pearson, with respect to accounting and administrative services rendered to the Company. Mr. Pearson resigned as a director and officer of the Corporation effective as of December 19, 2001.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. During the Financial Period:

1. the Other Directors were granted incentive stock options to purchase common shares of the Company exercisable for a term of five years from the date of grant as follows:

   (a) on February 2, 2001, an aggregate of 80,000 common shares at $0.20 per share; and

   (b) on May 25, 2001, an aggregate of 55,000 common shares at $0.15 per share.

2. the Other Directors, as a group, exercised incentive stock options to purchase common shares of the Company as follows:

Securities Acquired on Exercise	Aggregate Net Value Realized[1]
50,000 Common Shares	($30,000)

(1) "Aggregate Value Realized" means the excess of the market value at exercise ($0.14) over the exercise price at the date of exercise ($0.20).

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CADRE RESOURCES LTD.	01 10 31	02 03 12

ISSUER ADDRESS				
Box 48836, Bentall Center, 595 Burrard Street				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver	B.C.	V7X 1A8	(250) 447-9149	(250) 447-6641
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
R. Page Chilcott		Director		(250) 447-6641
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
investorrelations@cadreresources.com		cadreresources.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	R. Page Chilcott	02 03 12
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY/MM/DD**
[signature]	Stanley L. Sandner	02 03 12

CADRE RESOURCES LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

OCTOBER 31, 2001

DAVIDSON & COMPANY Chartered Accountants — A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Cadre Resources Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Cadre Resources Ltd. as at October 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years ended October 31, 2001 and 2000 and for the period from incorporation to October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a responsible basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended October 31, 2001 and 2000 and for the period from incorporation to October 31, 2001 in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The audited financial statements for the year ended October 31, 1999 were examined by other auditors who expressed an opinion without reservation on those statements in their report dated March 13, 2000.

"DAVIDSON & COMPANY

Vancouver, Canada — Chartered Accountants

March 12, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the Company's substantial losses from operations, substantial doubt about the Company's ability to continue as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders, dated March 12, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

"DAVIDSON & COMPANY

Vancouver, Canada — Chartered Accountants

March 12, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CADRE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
AS AT OCTOBER 31
(Expressed in U.S. dollars)

	2001	2000
ASSETS		
Current		
Cash	$ 2,462	$ 101,862
Receivables	4,246	3,638
	6,708	105,500
Capital assets (Note 3)	-	1,632
	$ 6,708	$ 107,132
LIABILITIES AND DEFICIENCY IN NET ASSETS		
Current		
Accounts payable and accrued liabilities	$ 473,554	$ 424,826
Due to shareholders (Note 4)	360,109	344,269
Convertible debentures (Note 5)	-	122,375
	833,663	891,470
Deficiency in net assets		
Capital stock (Note 6)		
Authorized		
100,000,000 common shares, without par value		
100,000,000 preferred shares, without par value		
Issued and outstanding		
7,857,715 common shares (2000 – 5,753,911 common shares)	4,549,205	4,275,955
Subscriptions received in advance	-	65,000
Deficit	(5,376,160)	(5,125,293)
	(826,955)	(784,338)
	$ 6,708	$ 107,132

Nature and continuance of operations (Note 1)
Subsequent events (Note 13)

On behalf of the Board:

_________________ Director _________________ Director

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. dollars)

	From Incorporation to October 31, 2001	Year Ended October 31, 2001	Year Ended October 31, 2000	Year Ended October 31, 1999
EXPENSES				
Amortization	$ 13,450	$ 1,632	$ 625	$ 875
Bank charges and interest	150,601	30,845	28,483	16,196
Foreign exchange gain	(30,013)	(15,075)	(191)	(817)
General exploration expenses	197,526	-	-	-
Professional fees	486,898	24,777	21,030	18,271
Management and consulting fees	1,369,006	180,141	155,014	120,495
Office and miscellaneous	340,122	6,619	8,508	5,714
Salaries	14,580	-	-	-
Shareholder costs and listing fees	129,833	8,874	10,094	6,766
Telephone	80,063	3,644	6,099	4,791
Travel and promotion	288,177	9,410	24,435	9,777
Loss before other items	3,040,243	250,867	254,097	182,068
OTHER ITEMS				
Interest income	41,669	-	-	-
Gain on disposition of mineral property	18,588	-	-	-
Write-off of mineral properties	(2,076,923)	-	(326,601)	-
Write-off of deferred public offering costs	(31,552)	-	-	-
Loss on settlement of lawsuit	(287,699)	-	-	-
	(2,335,917)	-	(326,601)	-
Loss for the period	(5,376,160)	(250,867)	(580,698)	(182,068)
Deficit, beginning of year	-	(5,125,293)	(4,544,595)	(4,362,527)
Deficit, end of year	$ (5,376,160)	$ (5,376,160)	$ (5,125,293)	$ (4,544,595)
Basic and diluted loss per share		$ (0.03)	$ (0.11)	$ (0.03)
Weighted average of number of shares outstanding during the year		7,276,580	5,639,463	5,429,234

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	From Incorporation to October 31, 2001	Year Ended October 31, 2001	Year Ended October 31, 2000	Year Ended October 31, 1999
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (5,376,160)	$ (250,867)	$ (580,698)	$ (182,068)
Items not affecting cash:				
Amortization	13,450	1,632	625	875
Gain on disposition of mineral property	(18,588)	-	-	-
Write-off of mineral properties	2,076,923	-	326,601	-
Write-off of deferred public offering costs	31,552	-	-	-
Loss on settlement of law suit	287,669	-	-	-
Accrued and unpaid interest	98,230	17,215	28,215	15,840
Changes in non-cash working capital items				
Receivables	(4,246)	(608)	951	(653)
Accounts payable and accrued liabilities	1,477,930	48,728	82,814	149,451
Net cash used in operating activities	(1,413,240)	(183,900)	(141,492)	(16,555)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued for cash	3,917,078	84,500	66,182	17,479
Deferred public offering costs	(31,552)	-	-	-
Capital stock redeemed	(109,663)	-	-	-
Repayment of shareholder advances	(257)	-	-	-
Convertible debentures	110,000	-	110,000	-
Subscriptions received in advance	65,000	-	65,000	-
Net cash provided by financing activities	3,950,606	84,500	241,182	17,479
CASH FLOWS FROM INVESTING ACTIVITIES				
Mineral property expenditures	(2,521,455)	-	-	-
Capital assets acquired	(13,449)	-	-	-
Net cash used in investing activities	(2,534,904)	-	-	-
Change in cash during the period	2,462	(99,400)	99,690	924
Cash, beginning of year	-	101,862	2,172	1,248
Cash, end of year	$ 2,462	$ 2,462	$ 101,862	$ 2,172
Cash paid during the year for:				
Interest expense		$ -	$ -	$ -
Income taxes		-	-	-

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and is considered an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company is dependent on the Company's ability to receive continued financial support, complete public equity financing or generate profitable operations in the future.

	2001	2000
Deficit	$ (5,376,160)	$ (5,125,293)
Working capital (deficiency)	(826,955)	(785,970)

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below.

Capital assets

Capital assets are stated at cost and amortized using the declining balance method at the following annual rates:

Office furniture	20%
Office equipment	30%

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the time of the transaction. Gains and losses on translation are included in the statement of operations.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock options

The Company grants options in accordance with the policies of the Canadian Venture Exchange (the "CDNX") and other applicable regulatory authorities. No compensation expense is recognized when stock options are granted. Consideration received by the Company for common shares on the exercise of stock options is credited to capital stock.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current years presentation.

(Expressed in U.S. dollars)

3. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture	$ 2,244	$ 2,244	$ -	$ 2,244	$ 1,840	$ 404
Office equipment	9,881	9,881	-	9,881	8,653	1,228
	$ 12,125	$ 12,125	$ -	$ 12,125	$ 10,493	$ 1,632

4. DUE TO SHAREHOLDERS

	2001	2000
Advances from shareholders, non-interest bearing, unsecured with no fixed terms of repayment.	$ 143,629	$ 143,629
Loans from shareholders bearing interest at 12% per annum, unsecured with no fixed terms of repayment	216,480	200,640
	$ 360,109	$ 344,269

Included in loans from shareholders is accrued and unpaid interest of $84,480 (2000 - $68,640).

5. CONVERTIBLE DEBENTURES

During the year ended October 31, 2000, the Company issued convertible debentures, bearing interest at 15% per annum for cash proceeds of US$110,000. Under the terms of the debenture, any unpaid principal and interest is convertible into common shares of the Company at a conversion price of US$0.20 per share (amended from the original US$0.50 conversion price).

During the current year, the debentures and accrued interest totalling $123,750 were converted into 582,376 common shares of the Company.

(Expressed in U.S. dollars)

6. CAPITAL STOCK

Common stock

	Number of Shares	Amount
Issued on incorporation	1	$ -
Issued for cash		
Escrow shares	750,000	5,576
Flow through shares	388,000	72,119
Unrestricted shares	155,000	28,810
Balance, October 31, 1988	1,293,001	106,506
Issued for		
Property acquisition	36,000	13,383
Balance, October 31, 1989	1,329,001	119,888
Issued for		
Cash	600,000	178,439
Debt settlement	28,000	5,204
Property acquisition	94,694	34,498
Balance, October 31, 1990	2,051,695	338,030
Issued for		
Property acquisition	147,500	31,933
Exercise of options	170,000	40,967
Exercise of warrants	125,000	32,528
Private placements	1,050,000	211,896
Balance, October 31, 1991	3,544,195	655,353
Issued for		
Private placements	598,674	133,457
Exercise of warrants	333,000	69,269
Property acquisition	199,998	74,349
Balance, October 31, 1992 Pre-Consolidation	4,675,867	932,429

- *continued* -

(Expressed in U.S. dollars)

6. CAPITAL STOCK (cont'd...)

Common stock (cont'd...)

	Number of Shares	Amount
Continued...		
Balance, October 31, 1992 Post-Consolidation (6:1)	779,311	932,429
Issued for		
Private placements	850,000	596,382
Exercise of options	10,233	12,782
Property acquisition	40,000	41,636
Debt settlement	39,273	42,167
Finders fee	27,600	20,931
Shares purchased and cancelled	(26,667)	(35,688)
Balance, October 31, 1993	1,719,750	1,610,639
Issued for		
Private placements	786,864	945,906
Exercise of options	44,332	54,716
Exercise of warrants	120,912	94,477
Mineral property acquisition	100,000	115,985
Balance, October 31, 1994	2,771,858	2,821,723
Issued for		
Private placements	916,000	813,867
Exercise of warrants	72,068	62,346
Mineral property acquisition	50,000	52,239
Balance, October 31, 1995	3,809,926	3,750,175
Issued for		
Exercise of warrants	105,099	105,000
Balance, October 31, 1996	3,915,025	3,855,175
Issued for		
Private placements	74,893	112,340
Exercise of options	73,300	32,170
Settlement of lawsuit	400,000	84,000
Shares purchased and cancelled	(80,000)	(73,975)

- *continued* -

(Expressed in U.S. dollars)

6. **CAPITAL STOCK** (cont'd...)

Common stock (cont'd...)

	Number of Shares	Amount
Continued...		
Balance, October 31, 1997	4,383,218	4,009,710
Issued for		
Private placements	238,222	35,734
Debt settlement	740,249	146,850
Balance, October 31, 1998	5,361,689	4,192,294
Issued for		
Exercise of options	130,000	17,479
Balance, October 31, 1999	5,491,689	4,209,773
Issued for		
Exercise of options	136,500	21,123
Exercise of warrants	238,222	45,059
Cancellation of escrow	(112,500)	-
Balance, October 31, 2000	5,753,911	4,275,955
Issued for		
Private placements	1,371,428	130,000
Conversion of debenture	582,376	123,750
Exercise of options	150,000	19,500
Balance, October 31, 2001	7,857,715	$ 4,549,205

During the current year, the Company completed a non-brokered private placement consisting of 371,428 units at $0.175 per unit for proceeds of $65,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.175 per share for the first year or at $0.20 per share for the second year. These units were issued in exchange for funds received in the prior year of $65,000.

During the current year, the Company also completed a non-brokered private placement consisting of 1,000,000 common shares at CDN$0.10 (US$0.065) for proceeds of $65,000.

(Expressed in U.S. dollars)

6. CAPITAL STOCK (cont'd...)

Stock options and warrants

As at October 31, 2001, the following stock options and warrants were outstanding:

	Number of Shares		Exercise Price	Expiry Date
Options	130,000	CDN $	0.20	April 22, 2004
	140,000		0.20	February 7, 2005
	245,000		0.20	February 2, 2006
	375,000		0.15	May 25, 2006
Warrants	371,428	US $	0.175	December 21, 2001
	then at		0.20	December 21, 2002

Stock option transactions and the number of share options outstanding are summarized as follows:

	October 31, 2001	Weighted Average Exercise Price	October 31, 2000	Weighted Average Exercise Price	October 31, 1999	Weighted Average Exercise Price
Outstanding, beginning of year	420,000	CDN $ 0.32	490,000	CDN $ 0.22	535,000	CDN $ 0.20
Granted	890,000	0.18	155,000	0.49	130,000	0.28
Exercised	(150,000)	0.20	(136,500)	0.23	(130,000)	0.20
Expired/cancelled	(270,000)	0.39	(88,500)	0.20	(45,000)	0.20
Outstanding, end of year	890,000	$ 0.18	420,000	$ 0.32	490,000	$ 0.22

All options outstanding as at October 31, 2001 are currently exercisable.

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and amounts due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(Expressed in U.S. dollars)

8. RELATED PARTY TRANSACTIONS

During the year ended October 31, 2001, the Company paid or accrued management and consulting fees of $115,141 (2000 - $123,803; 1999 - $120,495) to directors and companies controlled by directors of the Company.

Included in accounts payable as at October 31, 2001 is $297,728 (2000 - $295,581) due to directors and companies controlled by directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company currently operates in Canada in one reportable operating segment, being the acquisition and development of resource properties.

10. INCOME TAXES

The Company adopted during the current year the new recommendations of the Canadian Institute of Chartered Accountants with respect to "Accounting for Income Taxes". The Company adopted these standards, retroactively, without restatement.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2001	2000	1999
Loss for the year	$ (250,867)	$ (580,698)	$ (182,068)
Expected income tax recovery	$ (111,887)	$ (264,798)	$ (83,023)
Non-deductible expenses for tax purposes	2,826	154,786	399
Unrecognized benefit of non-capital losses	109,061	110,012	82,624
Total income taxes	$ -	$ -	$ -

(Expressed in U.S. dollars)

10. INCOME TAXES (cont'd...)

The significant components of the Company's future income taxes assets are as follows:

	2001	2000	1999
Future income tax assets:			
Non-capital loss carryforwards	$ 900,276	$ 940,963	$ 931,397
Capital assets	4,582	4,165	3,899
Resource deductions	260,508	278,225	131,297
Net future income tax assets before valuation allowance	1,165,366	1,223,353	1,066,593
Less: valuation allowance	(1,165,366)	(1,223,353)	(1,066,593)
Net future income tax assets	$ -	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately CDN$3,796,000. These losses, if not utilized, will expire commencing in 2002. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended October 31, 2001 consisted of:

a) The Company issuing 582,376 common shares in the amount of $123,750 upon the conversion of convertible debentures of $123,750.

b) The Company issuing 371,428 common shares in the amount of $65,000 in exchange for funds received in the prior year of $65,000.

There were no significant non-cash transactions for the years ended October 31, 2000 and 1999.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP"), excepted as discussed below. The material differences between Canadian and United States GAAP affecting the Company's financial statements are summarized as follows:

(Expressed in U.S. dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under United States GAAP expenditures on mineral property costs can only be deferred subsequent to the establishment of proven mining reserves. For United States GAAP purposes the Company has expensed exploration expenditures and acquisition costs related to exploration in the period incurred.

Accounting for stock-based compensation

For United States GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", using the intrinsic value based method whereby compensation costs are recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. As at October 31, 2001 no compensation cost has been recorded for any period under this method.

Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB 25. The Company has adopted the disclosure-only provisions of SFAS 123. During the years ended October 31, 2001, 2000 and 1999, the Company has not issued options to individuals other than employees and directors.

The following pro-forma financial information presents the loss for the year and the loss per share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

	Year Ended December 31		
	2001	2000	1999
Loss under United States GAAP	$ (250,867)	$ (580,698)	$ (182,068)
Additional stock based compensation expense	(73,506)	(39,848)	(21,462)
Pro-forma loss	$ (324,373)	$ (620,546)	$ (203,530)
Pro-forma basic and diluted loss per share	$ (0.04)	$ (0.11)	$ (0.04)

Using the fair value method for stock-based compensation, additional costs of approximately $73,506, $39,848, and $21,462 would have been recorded for the years ended October 31, 2001, 2000, and 1999, respectively. This amount is determined using the Black-Scholes option pricing model assuming no dividends are to be paid, expected life of 5 years (2000 – 5 years; 1999 – 5 years), weighted average contractual life of 3.97 years (2000 – 2.68 years; 1999 – 1.87 years), a weighted average volatility of the Company's share price of 204.90% (2000 – 177%; 1999 - 197%) and an annual risk free interest rate of 5.4% (2000 - 5.5%; 1999 - 5.0%).

(Expressed in U.S. dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

Recent accounting pronouncements

In June, 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized but will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes SFAS No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

	2001	2000
Balance Sheets		
Total assets under Canadian and United States GAAP	$ 6,708	$ 107,132
Total liabilities under Canadian and United States GAAP	$ 833,663	$ 891,470
Deficiency in net assets under Canadian and United States GAAP	(826,955)	(784,338)
Total liabilities and deficiency in net assets under Canadian and United States GAAP	$ 6,708	$ 107,132

(Expressed in U.S. dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

	2001	2000	1999
Statements of Operations and Deficit			
Loss under Canadian and United States GAAP	$ (250,867)	$ (580,698)	$ (182,068)
Basic and diluted loss per share under Canadian and United States GAAP	$ (0.03)	$ (0.11)	$ (0.03)
Statements of Cash Flows			
Operating activities under Canadian and United States GAAP	$ (183,900)	$ (141,492)	$ (16,555)
Financing activities under Canadian and United States GAAP	$ 84,500	$ 241,182	$ 17,479
Investing activities under Canadian and United States GAAP	$ -	$ -	$ -

13. SUBSEQUENT EVENTS

The following events occurred subsequent to October 31, 2001:

a) The Company entered into a technology license agreement with Falcon Concentrators International Inc. ("Falcon"). The license agreement grants to the Company, rights within Venezuela. The rights include exclusive access to Falcon's technology, discounts on purchases of Falcon equipment and royalties on sales within Venezuela to third parties. The term of the license is twenty years.

   Consideration for the acquisition of the technology license consists of the issuance of 1,800,000 common shares of the Company as follows:

   i) 540,000 common shares upon CDNX acceptance.
   ii) 540,000 common shares following completion of successful bulk sampling campaign using Falcon's pilot-scale concentrator.
   ii) 720,000 common shares upon presentation of a positive 'bankable' feasibility study.

   This transaction is subject to regulatory approval.

13. SUBSEQUENT EVENTS (cont'd...)

b) The Company negotiated a non-brokered private placement consisting of 1,000,000 units at $0.20 per unit for total proceeds of $200,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional common share of the Company at CDN$0.40 per share for a period of two years. A 10% finders fee is payable on the transaction. This transaction is subject to regulatory approval.

c) The Company has agreed to settle CDN$694,559 of trade payables in exchange for the issuance of 2,778,180 common shares of the Company at an agreed value of CDN$0.25 per share. This transaction is subject to regulatory approval.

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

See attached financial statements

2) Related party transactions

See attached financial statements

3) Summary of securities issued and options granted during the period

a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
11/30/00	Common	Debt Conversion	582,376	$0.30	$175,790	Cash	Nil
12/21/00	Common	Private Placement	371,428	$0.27	$100,000	Cash	Nil
03/26/01	Common	Private Placement	1,000,000	$0.10	$100,000	Cash	Nil
05/17/01	Common	Options Exercised	150,000	$0.20	$30,000	Cash	Nil

b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry
02/06/01	245,000	Directors	$ 0.20	02/06/2006
05/25/01	375,000	Directors	$ 0.15	05/25/06

4) Summary of securities as at the end of the reporting period

See attached financial statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
David R. Hagler
R. Page Chilcott - President
Campbell H. Pearson - CFO
Carlos Bacalao Romer

PROXY

Type of Meeting: Annual General Meeting
Meeting Date: June 20, 2002
Meeting Location: 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2

Name of Company: Cadre Resources Ltd. (the "Company")
Meeting Time: 10:00 a.m. (Vancouver time)

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, **Stanley L. Sandner**, a director of the Company, or failing this person, **R. Page Chilcott**, a director of the Company (the "Management Appointees"), or in the place of the Management Appointees, ______________________ *(please print name)* as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of auditor		N/A	
2.	Remuneration to be paid to the auditor			N/A
4.	For election as a director			
	R. Page Chilcott		N/A	
	David R. Hagler		N/A	
	Stanley L. Sandner		N/A	
	Carlos Bacalao, Römer		N/A	
	Marcello M. Veiga		N/A	

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the .... day of ...., 2002....

Signature of member: ....

Name of member: ....
(please print clearly)

(Continued on reverse)

p:\clients\1-sedar\cadre\am\2002\csl-pxy.doc

82-2911

NOTES:

1. A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation. If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument. If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Computershare Trust Company of Canada.

2. A proxy to be effective must be deposited at the office of Computershare Trust Company of Canada, Corporate Trust Department, 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment thereof and may be accepted by the Chairman prior to the commencement of the Meeting. **This can be done by mail or by fax [(604) 683-3694]**

3. If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

    (a) sign, date and return the proxy form. **Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote;** or

    (b) **appoint a person (who need not be a member of the Company) other than the Management Appointees** by crossing off the names of the Management Appointees, inserting the appointed proxyholder's name in the space provided, then signing, dating and returning the proxy form. **Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member's appointed proxyholder.**

4. If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

    (a) if the member is registered on the register of Members, record his attendance with the Company's scrutineers at the Meeting; or

    (b) if the member's securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member's own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1. The shares represented by this proxy may be voted "for" or "against" all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2. By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for Davidson & Company as auditor. By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of Davidson & Company as auditor, as the case may be. **Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.**

82-2911

ANNUAL RETURN CARD FORM

(Supplemental Mailing List and
Request for Interim Financial Statements)

ANNUAL GENERAL MEETING, **JUNE 20, 2002**

TO: REGISTERED AND NON-REGISTERED SECURITY HOLDERS OF **CADRE RESOURCES LTD.** (the "Company")

National Policy Statement No. 41, entitled "Shareholder Communication", dated October 27, 1987 and amended July 22, 1988, provides registered and non-registered security holders with the opportunity to elect annually to have their names added to the Company's Supplemental Mailing List in order to receive interim financial statements and other selected shareholder communications.

If you wish your name to be added to the Company's Supplemental Mailing List for the aforesaid purposes, please complete, sign and mail this form to **Computershare Investor Services Inc., Corporate Trust Department, 510 Burrard Street, Vancouver, B.C. V6C 3B9.**

____
Name of Security Holder, or if the Security Holder is a company, name and office of authorized signatory

____

____
Address (including postal code) of Security Holder

I, as evidenced by my signature affixed hereto, HEREBY CERTIFY THAT I am a security holder (other than debt securities) of the Company and request that my name be placed on the Company's Supplemental Mailing List.

________________	____________________________________
Date	Signature of Security Holder or, if the Security Holder is a company, signature of authorized signatory